Provident Energy Closes $226 Million Bought Deal Financing

NEWS RELEASE NUMBER 18-06	July 31, 2006

CALGARY, ALBERTA - Provident Energy Trust ("Provident") (TSX-PVE.UN; NYSE-PVX) today closed the previously announced bought deal financing for gross proceeds of approximately $226.1 million (net proceeds of approximately $214.8 million). The net proceeds of the financing will be used to partially fund Provident's previously announced acquisition of certain oil and natural gas properties in northwestern Alberta for a purchase price of approximately $475.9 million, after giving effect to certain anticipated adjustments. The remaining portion of the purchase price will be funded through Provident's credit facilities.

The financing consisted of 16,325,000 subscription receipts at a price of $13.85 per subscription receipt. Each subscription receipt entitles the holder thereof to receive, without payment of additional consideration, one Provident trust unit upon completion of the acquisition, provided the acquisition closes on or before September 30, 2006. The acquisition is expected to close by mid-August 2006. The offering of subscription receipts was sold to a syndicate of underwriters led by National Bank Financial Inc. and TD Securities Inc. Provident has also granted the underwriters an over-allotment option exercisable no later than the earlier of August 30, 2006 and the termination of the acquisition.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com